Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company Hydrogenics Corporation (“Hydrogenics” or the “Company”) 220 Admiral Boulevard Mississauga, Ontario L5T 2N6

Item 2	Date of Material Change April 29, April 30, and May 3, 2013

Item 3
News Release

News releases were issued by Hydrogenics and disseminated via GlobeNewswire on each of April 29, 2013, April 30, 2013, and May 3, 2013, and posted on Hydrogenics website at www.hydrogenics.com. A copy of the news releases are attached as Schedule “A”.

Item 4
Summary of Material Change

On April 29, 2013, Hydrogenics announced it intends to offer common shares in an underwritten public offering (the “Offering”) to investors in the United States. On April 30, 2013, Hydrogenics announced pricing of the Offering of 891,250 common shares, which includes 116,250 common shares offered pursuant to an over-allotment option (which was exercised in full), at a price of US$7.75 per share, resulting in gross proceeds of US$6,492,756 after deducting the underwriter’s fees and commissions and before offering expenses. On May 3, 2013, Hydrogenics announced the closing of the Offering.

Item 5
Full Description of Material Change

On April 29, 2013, Hydrogenics announced it intends to offer common shares in an underwritten public offering and had engaged Roth Capital Partners, LLC (“Roth”) as the sole manager for the Offering. On April 30, 2013, Hydrogenics announced pricing of the Offering. Pursuant to an underwriting agreement between Hydrogenics and Roth dated April 30, 2013, Hydrogenics offered 891,250 common shares, which includes 116,250 common shares offered pursuant to an option granted to Roth to cover overallotments in connection with the Offering (which was exercised in full), for US$7.75 per share, resulting in gross proceeds of US$6,492,756 after deducting the underwriter’s fees and commissions and before offering expenses. Hydrogenics intends to use the net proceeds it received from the Offering for general corporate purposes. The Offering closed on May 3, 2013.

The common shares are being offered by the Company pursuant to a registration statement on Form F-3 previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”). A prospectus supplement relating to the Offering has been filed with the SEC.

A prospectus has not been and will not be filed in Canada. The common shares have not been qualified for sale under the securities laws of Canada or any province or territory of Canada and were not offered for sale in Canada or to any resident of Canada.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information No information required to be disclosed in this report has been omitted on the basis that it is confidential information.

Item 8	Executive Officer For further information, contact: Robert Motz, Chief Financial Officer Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario L5T 2N6

Telephone:	(905) 361-3638
Fax:	(905) 361-3626

Item 9	Date of Report May 3, 2013

SCHEDULE “A”

(see attached)

PRESS RELEASE

Hydrogenics Announces Proposed Public Offering
of Common Shares

Mississauga, Ontario. April 29, 2013 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it intends to offer common shares in an underwritten public offering.  The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Roth Capital Partners, LLC is acting as the sole manager for the offering.

The Company intends to use any net proceeds it receives from the offering for general corporate purposes.

The common shares described above are being offered by the Company pursuant to a registration statement on Form F-3 previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”).   A preliminary prospectus relating to the offering has also been filed with the SEC and is available on the SEC’s website at www.sec.gov.

A prospectus has not been and will not be filed in Canada.  The common shares will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and are not being offered for sale in Canada or to any resident of Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of common shares of the Company, nor shall there be any sale of such common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  Copies of the preliminary prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website, www.sec.gov.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed public offering and the intended use of proceeds from the offering. The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including market conditions, risks associated with the cash requirements of our business and other risks detailed from time to time in our filings with the SEC.  Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results or events may vary significantly from what we currently foresee. You should exercise caution when considering any statements herein containing forward-looking statements and to not place undue reliance on such statements and underlying assumptions.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law.  The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Hydrogenics Contacts:

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

PRESS RELEASE

Hydrogenics Prices Underwritten Public Offering
of Common Shares

Mississauga, Ontario. April 30, 2013 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced the pricing of an underwritten public offering of 775,000 common shares at a price of US$7.75 per share.  The Company has also granted to the underwriter a 30-day option to acquire an additional 116,250 common shares to cover overallotments in connection with the offering. After deducting the underwriter discount and commissions, the Company expects to receive proceeds before expenses of US$5,645,875, assuming no exercise of the overallotment option.  The offering is expected to close on May 3, 2013, subject to customary closing conditions.

Roth Capital Partners, LLC is acting as the sole manager for the offering.

The Company intends to use any net proceeds it receives from the offering for general corporate purposes.

The common shares described above are being offered by the Company pursuant to a registration statement on Form F-3 previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”).   A prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

A prospectus has not been and will not be filed in Canada.  The common shares will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and are not being offered for sale in Canada or to any resident of Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of common shares of the Company, nor shall there be any sale of such common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  Copies of the preliminary prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website, www.sec.gov.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed public offering and the intended use of proceeds from the offering. The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including market conditions, risks associated with the cash requirements of our business and other risks detailed from time to time in our filings with the SEC.  Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results or events may vary significantly from what we currently foresee. You should exercise caution when considering any statements herein containing forward-looking statements and to not place undue reliance on such statements and underlying assumptions.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law.  The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Hydrogenics Contacts:

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

PRESS RELEASE

Hydrogenics Announces Closing of Underwritten Public Offering and
Full Exercise of Over-Allotment Option

Mississauga, Ontario. May 3, 2013 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has successfully completed its previously announced underwritten public offering of 891,250 common shares at a price of US$7.75 per share, which includes 116,250 common shares issued pursuant to the over-allotment option granted to the underwriter, which was exercised in full.  After deducting the underwriter discount and commissions, the Company received proceeds before expenses of US$6,492,756.

The Company intends to use the net proceeds from the offering for general corporate purposes.

Roth Capital Partners, LLC acted as the sole manager for the offering.

The common shares described above were offered by the Company pursuant to a registration statement on Form F-3 previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”).   A prospectus supplement relating to the offering was filed with the SEC and is available on the SEC’s website at www.sec.gov.

A prospectus has not been and will not be filed in Canada.  The common shares have not been qualified for sale under the securities laws of Canada or any province or territory of Canada and were not offered for sale in Canada or to any resident of Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of common shares of the Company, nor shall there be any sale of such common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  Copies of the preliminary prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website, www.sec.gov.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the intended use of proceeds from the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including market conditions, risks associated with the cash requirements of our business and other risks detailed from time to time in our filings with the SEC.  Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results or events may vary significantly from what we currently foresee. You should exercise caution when considering any statements herein containing forward-looking statements and to not place undue reliance on such statements and underlying assumptions.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law.  The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Hydrogenics Contacts:

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com